210, 1167 Kensington Cr. N.W.
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FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Additional Data from REO 018 Randomized Study of REOLYSIN® in Head and Neck Cancers

CALGARY, AB, April 8, 2014 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced additional data from the Company’s randomized, double-blinded clinical study examining REOLYSIN® in combination with carboplatin and paclitaxel in patients with second-line, platinum-refractory, taxane-naïve head and neck cancers (REO 018). The REO 018 study enrolled a total of 167 patients. Patients on the control arm were treated with carboplatin, paclitaxel and a placebo, while those on the test arm were treated with carboplatin, paclitaxel and REOLYSIN®. Data was available for 165 patients, and was analyzed on an intent-to-treat basis.

“These data are encouraging and we will use this additional information to continue to push forward with our registration program for REOLYSIN®,” said Dr. Brad Thompson, President and CEO of Oncolytics. “We intend to incorporate what we have learned from this study into our proposed registration study design, as well as any follow on studies resulting from our six ongoing randomized Phase II studies.”

Highlights of the additional data analysis include:

Patients with Loco-Regional Head and Neck Disease, With or Without Distal Metastases

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118 patients had loco-regional head and neck disease, with or without distal metastases. As previously disclosed, under these study conditions, test arm patients in this group had a progression-free survival (PFS) benefit over control arm patients through five cycles of therapy;

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An intent-to-treat analysis of the 118 loco-regional patients using Type II censoring from the median PFS in each arm (48 days in the control arm and 95 days in the test arm) showed a statistically significant improvement in PFS for the test arm versus the control arm (p=0.0072, hazard ratio=0.5360) (see Note 1);

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An intent-to-treat analysis of the overall survival (OS) of the 118 patients with loco-regional disease was performed on all patients to the median PFS in each arm, censoring any patients who received post-discontinuation therapy at the date at which they commenced the first of these therapies. This analysis demonstrated a statistically significant improvement in OS for the test arm  versus the control arm (p=0.0146, hazard ratio=0.5099) (see Note 2); and

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The 118 patients with loco-regional head and neck disease, with or without distal metastases, were evaluated for percentage magnitude of tumour shrinkage at the first post-treatment scan (performed at approximately six weeks).  The test arm showed a statistical trend towards better tumour stabilization (defined as 0% growth) or shrinkage over the control arm (p=0.076) (see Note 3).

Patients with Distal Metastases Alone

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There were 47 patients with distal metastases alone. At the time of the analysis, eight of the 47 patients were still alive. The test arm patients in this group maintained a PFS benefit over control arm patients for five cycles of therapy. There are too few patients to power a statistical analysis of the PFS and OS of this patient group; and

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The 47 patients with distal metastases alone were evaluated for percentage magnitude of tumour shrinkage at the first post-treatment scan (performed at approximately six weeks). The test arm demonstrated statistically significantly better tumour stabilization (defined as 0% growth) or shrinkage than the control arm (p=0.021) (see Note 4).

As previously disclosed on November 21, 2013, the study treatment was found to be safe and well-tolerated by patients.

“I find the results of the study very informative and very intriguing as these findings may lead to new options for patients with recurrent head and neck cancer,” said Dr. James A. Bonner, M.D., Merle M. Salter Professor and Chairman of Radiation Oncology, University of Alabama at Birmingham and a Co-Principal Investigator for the study.

As disclosed in the press release dated September 12, 2012, the Company, following consultation with regulatory authorities, is treating this expanded first stage of the REO 018 clinical trial as a separate supportive study to a planned registration study that will be similar to, and take the place of, the original second stage of the REO 018 clinical trial. Based on these data, Oncolytics intends to discuss the design and execution of a randomized, follow-on Phase III registration study in patients with recurrent head and neck cancers with regulators in multiple jurisdictions, including the United States and Canada. The Company believes that this data supports a follow-on study design that examines the same patient population, stratified for the presence or absence of loco-regional disease, over a treatment period of up to five cycles. Oncolytics intends for its proposed follow-on study design to prospectively account for the difference in viral-based symptomology observed between the control and test arms, and to anticipate the use of post-discontinuation therapy for some patients.

Oncolytics has previously announced top-line data for the study. On December 13, 2012, the Company announced positive data examining initial percentage tumour changes between the pre-treatment and first post-treatment scans for all patients enrolled in the study. On November 21, 2013, the Company announced top-line OS, PFS and safety data.

The Principal Investigators intend to present the final data for the entire REO 018 study at an oncology conference at a later date.

REO 018 Study Design
REO 018 is a randomized, double blinded, two arm, multi-centre trial (58 enrolling centres in 14 countries throughout North America and Europe) assessing the intravenous administration of REOLYSIN® with the chemotherapy combination of paclitaxel and carboplatin versus the chemotherapy alone in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck who have progressed on or after prior platinum-based chemotherapy. The trial is examining 167 patients segregated into two patient groups: patients with loco-regional disease, with or without distal metastases, and those with distal metastases alone. The Company is treating REO 018 as a separate supportive study to an intended subsequent registration study.

All patients received treatment every three weeks (21-day cycles) with paclitaxel and carboplatin and also received, on a blinded basis, either intravenous placebo or intravenous REOLYSIN®. All dosing took place in the first five days of each cycle, with all patients receiving standard intravenous doses of paclitaxel and carboplatin on day one only, and either intravenous placebo or intravenous REOLYSIN® at a dose of 3x1010 TCID50 on days one through five. Patients could continue to receive the trial combination therapy for up to eight cycles, and thereafter, blinded placebo or blinded REOLYSIN® until the patient had progressive disease or met other criteria for discontinuation from the trial.

Conference Call Details
Dr. Brad Thompson, President and CEO of Oncolytics, will host a conference call and webcast on Tuesday April 8, 2014, at 5:45 a.m. MT (7:45 a.m. ET) to discuss in more depth the additional data analysis from the Company’s REO 018 trial in head and neck cancers. To access, the conference call by telephone, dial 1-647-427-7450 or 1-888-231-8191. A live audio webcast will also be available at the following link: http://www.newswire.ca/en/webcast/detail/1335311/1475915 or through the Company’s website at http://www.oncolyticsbiotech.com/for-investors/presentations. Please connect at least 10 minutes prior to the webcast to ensure adequate time for any software to download. A replay of the webcast will be available at http://www.oncolyticsbiotech.com/for-investors/presentations and will also be available by telephone through Tuesday April 15th, 2014. To access the telephone replay, dial 1-416-849-0833 or 1-855-859-2056 and enter reservation number 26867308 followed by the number sign. The Company also intends to post the prepared remarks from the call to its corporate website following the call.

Notes and References
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Note 1: An intent-to-treat analysis using a log-rank test was performed using data for all 118 patients with loco-regional disease with or without distal metastases. Type II censoring was used at the median PFS for each arm to compare the respective survival distributions of the two patient groups.

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Note 2: Some patients received additional therapy with other agents following discontinuation from the study in accordance with the clinical practices of individual enrolling centers. Thirty-two of the 118 patients with loco-regional disease, and 18 of the 47 patients with distal metastases alone, received at least one additional therapy with other agents subsequent to discontinuation of study treatment. Patients receiving post-discontinuation therapy were censored at the date on which they commenced the first of these therapies, and an analysis using a log-rank test was performed comparing the OS distributions of the patients to the median PFS of each arm. For some examples of the use of this censoring methodology, please see:

-	Escudier et al. 2009. Sorafenib for treatment of renal carcinoma: Final Efficacy and Safety Results of the Phase III Treatment Approaches in Renal Cancer Global Evaluation Trial. JCO 27(20)3312-3318.
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Hirsch et al. 2011. A Randomized, Phase II, Biomarker-Selected Study Comparing Erlotinib to Erlotinib Intercalated With Chemotherapy in First-Line Therapy for Advanced Non-Small-Cell Lung Cancer. JCO 29(26)3567-3573.

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Rossell et al. 2012. Erlotinib versus standard chemotherapy for European patients with advanced EGFR mutation-positive non-small-cell lung cancer (EURTAC): A multicenter, open-label, randomized phase 3 trial. Lancet Oncol. 13(3)239-246.

•	Note 3: The comparison of percentage magnitude of tumour shrinkage was performed using a T-test.
•	Note 4: The comparison of percentage magnitude of tumour shrinkage was performed using a T-test.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics' clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as, the Company's expectations related to the REO 018 head and neck cancers trial of REOLYSIN® in combination with carboplatin and paclitaxel, and the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statement and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 - 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@tmxequicom.com	Dian Griesel, Inc. Susan Forman 335 West 38th Street, 3rd Floor New York, NY 10018 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com